UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              BANK PLUS CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    064446107
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  LaSalle Financial Partners, Limited Partnership

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [X]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        968,800 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    968,800 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  968,800 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.996%

14       Type of Reporting Person
         PN

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        968,800 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    968,800 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  968,800 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.996%

14       Type of Reporting Person
         IN

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        968,800 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    968,800 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  968,800 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.996%

14       Type of Reporting Person
         IN

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Florence Nelson

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  Not Applicable

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  0 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                     [X]

13       Percent of Class Represented By Amount in Row (11)
                  0%

14       Type of Reporting Person
         IN

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


         This is Amendment No. 2 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on July 30, 1998 (the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Issuer"). The following items in the Original 13D are amended as follows:

Item 5.  Interest in Securities of the Issuer

         (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 968,800 shares of the Common Stock that the Partnership owns, constituting approximately 4.996% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (19,390,180) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1998. Florence Nelson expressly disclaims beneficial ownership of such shares. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

         (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 968,800 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

         (c) The following sales of the Common Stock are the only transactions in the Common Stock made by the Partnership during the past sixty days, all of which were made in open market sales on the Nasdaq National Market System:



      DATE                  NUMBER OF SHARES               PRICE PER SHARE
------------------ ---------------------------------- --------------------------
     9/1/98                      4,000                           $8
------------------ ---------------------------------- --------------------------
     9/1/98                      2,000                         $8 1/4
------------------ ---------------------------------- --------------------------
     9/1/98                      2,500                         $8 5/16
------------------ ---------------------------------- --------------------------
     9/2/98                      11,000                        $8.432
------------------ ---------------------------------- --------------------------
     9/23/98                     11,500                       $4 15/16
------------------ ---------------------------------- --------------------------
     9/23/98                     21,100                       $5 15/16
------------------ ---------------------------------- --------------------------
     9/24/98                     33,600                        $4.820
------------------ ---------------------------------- --------------------------
     9/25/98                     36,000                        $4.406
------------------ ---------------------------------- --------------------------
     9/28/98                     25,000                        $4.425
------------------ ---------------------------------- --------------------------
     9/29/98                     22,800                        $4.402
------------------ ---------------------------------- --------------------------
     9/30/98                     14,000                        $4.768
------------------ ---------------------------------- --------------------------
     10/6/98                     2,000                        $4 13/16
------------------ ---------------------------------- --------------------------
     10/6/98                     2,000                        $4 13/16
------------------ ---------------------------------- --------------------------
     10/6/98                     3,000                        $4 13/16
------------------ ---------------------------------- --------------------------
     10/6/98                     1,000                         $4 7/8
------------------ ---------------------------------- --------------------------
                                      -6-

------------------ ---------------------------------- --------------------------
     10/6/98                     1,000                         $4 7/8
------------------ ---------------------------------- --------------------------
     10/9/98                     7,300                          $3.80
------------------ ---------------------------------- --------------------------
    10/12/98                      500                            $3
------------------ ---------------------------------- --------------------------
    10/12/98                     2,400                           $3
------------------ ---------------------------------- --------------------------
    10/12/98                     8,000                           $3
------------------ ---------------------------------- --------------------------
    10/12/98                     3,600                         $3 1/32
------------------ ---------------------------------- --------------------------
    10/12/98                     6,000                         $3 1/32
------------------ ---------------------------------- --------------------------
    10/12/98                     1,000                         $3 1/4
------------------ ---------------------------------- --------------------------
    10/12/98                     2,000                         $3 5/16
------------------ ---------------------------------- --------------------------
    10/13/98                     10,000                        $2.663
------------------ ---------------------------------- --------------------------
    10/14/98                    190,000                         $21/4
------------------ ---------------------------------- --------------------------
    10/14/98                     10,000                        $3.065
------------------ ---------------------------------- --------------------------
    10/15/98                     10,000                        $3 1/8
------------------ ---------------------------------- --------------------------

         (d) Not applicable.

         .(e) On October 15, 1998, the Group and all members of the Group ceased to be the beneficial owner of more than five percent of the Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    October 16, 1998

                 LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                               By:     LaSALLE CAPITAL MANAGEMENT, INC.
                                       a General Partner

                                       By:      /s/ Richard J. Nelson
                                                Richard J. Nelson, President


                                                /s/ Richard J. Nelson
                                                Richard J. Nelson


                                                /s/ Peter T. Kross
                                                Peter T. Kross


                                                /s/ Florence Nelson
                                                Florence Nelson

                                      -7-